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Exhibit 12

Abbott Laboratories

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(dollars in millions)

	2004	2003	2002	2001	2000
EARNINGS FROM CONTINUING OPERATIONS	$3,176	$2,505	$2,547	$1,278	$2,489
ADD (DEDUCT)
Taxes on earnings from continuing operations	950	882	774	216	906
Amortization of capitalized interest, net of capitalized interest	5	11	8	(6)	(3)
Minority interest	11	11	18	17	8

EARNINGS FROM CONTINUING OPERATIONS AS ADJUSTED	$4,142	$3,409	$3,347	$1,505	$3,400
FIXED CHARGES
Interest on long-term and short-term debt	200	188	239	307	114
Capitalized interest cost	9	5	8	22	18
Rental expense representative of an interest factor	59	59	56	46	45

TOTAL FIXED CHARGES	268	252	303	375	177
TOTAL ADJUSTED EARNINGS FROM CONTINUING OPERATIONS AVAILABLE FOR PAYMENT OF FIXED CHARGES	$4,410	$3,661	$3,650	$1,880	$3,577

RATIO OF EARNINGS FROM CONTINUING OPERATIONS TO FIXED CHARGES	16.5	14.5	12.0	5.0	20.2

NOTE: For the purpose of calculating this ratio, (i) earnings from continuing operations have been calculated by adjusting earnings from continuing operations for taxes on earnings from continuing operations; interest expense; amortization of capitalized interest, net of capitalized interest; minority interest; and the portion of rentals representative of the interest factor, (ii) Abbott considers one-third of rental expense to be the amount representing return on capital, and (iii) fixed charges comprise total interest expense, including capitalized interest and such portion of rentals.

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Abbott Laboratories Computation of Ratio of Earnings to Fixed Charges (Unaudited) (dollars in millions)